

SEC
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FEB 2 8 2008

Washington, DC
103

08026836

TES
GE COMMISSION
. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-31388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__January 01, 2007__ AND ENDING_December 31, 2007_
　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Resort Securities And Investments Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

　11030 Jones Bridge Road　 Suite 300
　　　　　　　　　　　(No. and Street)

Alpharetta　　　　　　　　Georgia　　　　　　　30022
　(City)　　　　　　　　　　(State)　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

　　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. Patrick Green, CPA PC
　　　　　　　　　　　(Name – *if individual, state last, first, middle name*)

117 West Broad Street, Suite 101, Fairburn　　　Georgia　　 30213
　(Address)　　　　　　　　　　(City)　　　　　　　　　　(State)　　　　　(Zip Code)

PROCESSED

CHECK ONE:

　☒ Certified Public Accountant

　☐ Public Accountant

　☐ Accountant not resident in United States or any of its possessions.

MAR 1 8 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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$3|17$

OATH OR AFFIRMATION

I, T. Cole Van Houten , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Resort Securities And Investments, Inc. , as
of December, 31 , 20 07 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                      Signature

                                          President
          Notary Public   _____
                                                      Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RESORT SECURITIES AND INVESTMENTS, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006

AND SUPPLEMENTARY INFORMATION

AND OPINION OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed in accordance with Rule 17a-5 under the
Securities Exchange Act of 1934

G. PATRICK GREEN, CPA PC

CERTIFIED PUBLIC ACCOUNTANT
117 W. BROAD ST. SUITE 101

(770) 964-0035   FAIRBURN, GA. 30213   (770) 964-5266

<u>Independent Auditor's Report</u>

Board of Directors
Resort Securities and Investments, Inc.
Saddlebrook Office Park
11030 Jones Bridge Road, Suite 300
Alpharetta, GA 30022

We have audited the accompanying statement of financial condition of **Resort Securities and Investments, Inc.** (the Company) as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.   These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.   We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Resort Securities and Investments, Inc.** as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

G Patrick Green, CPA PC
February 11, 2008

RESORT SECURITIES AND INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 26,802	$ 11,485
Certificate of deposit	6,000	6,000
Accrued interest receivable	84	130
TOTAL CURRENT ASSETS	32,886	17,615
TOTAL ASSETS	$ 32,886	$ 17,615
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT AND OTHER LIABILITIES	-	-
TOTAL LIABILITIES	-	-
STOCKHOLDER'S EQUITY		
Common stock ($1 par, 1,000 shares authorized, 161 shares issued and outstanding)	161	161
Additional paid-in-capital	46,417	46,417
Retained earnings	(28,963)	(32,412)
Current year net income	15,271	3,449
TOTAL STOCKHOLDER'S EQUITY	32,886	17,615
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 32,886	$ 17,615

The accompanying notes are an integral part of these financial statements.

RESORT SECURITIES AND INVESTMENTS, INC.
STATEMENT OF INCOME
For the Years Ended December 31

	2007	2006
REVENUE		
Due Diligence	$ 35,000	$ 92,500
Interest	374	380
TOTAL REVENUES	35,374	92,880
EXPENSES		
Accounting	2,300	4,800
Bank charges	155	171
Commissions and due diligence	34,682	74,768
Consulting	1,900	1,466
Legal fees	7,817	229
Meals and entertainment	112	-
Membership fees and due	935	1,190
Office supplies	264	-
Postage	335	189
Rent	6,000	6,000
Surety/fidelity Bonds	364	368
Taxes	239	250
TOTAL EXPENSES	55,103	89,431
NET PROFIT (LOSS) FROM OPERATIONS	(19,729)	3,449
OTHER INCOME		
Consolidation payment from NASD	35,000	-
NET INCOME	$ 15,271	$ 3,449

The accompanying notes are an integral part of these financial statements.

RESORT SECURITIES AND INVESTMENTS, INC.
STATEMENT OF CHANGES IN
STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2007

	Common Stock		Additional	Retained	
	# Shares	Amount	Paid-in-Capital	Earnings	Total
Balance at December 31, 2005	161	$ 161	$ 46,417	$ (32,412)	14,166
Net income 12/31/06				3,449	3,449
Balance at December 31, 2006	161	$ 161	$ 46,417	$ (28,963)	17,615
Net income 12/31/07				15,271	15,271
Balance at December 31, 2007	161	$ 161	$ 46,417	$ (13,692)	32,886

The accompanying notes are an integral part of these financial statements.

RESORT SECURITIES AND INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income from operations	$ 15,271	$ 3,449
Adjustments to reconcile net income or loss to net cash used in operating activities		
Decrease in accrued interest receivable	46	17
Net cash used by operating activities	15,317	3,466
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash used by investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash used by financing activities	-	-
NET INCREASE IN CASH & CASH EQUIVALENTS	15,317	3,466
CASH & CASH EQUIVALENTS JANUARY 1	11,485	8,019
CASH & CASH EQUIVALENTS DECEMBER 31	$ 26,802	$ 11,485

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of **Resort Securities and Investments, Inc.** (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following is a description of the more significant of those policies.

Incorporation - The Company incorporated under the laws of the State of Colorado on January 9, 1984.

Ownership - The Company is wholly owned by its president and director, T. Cole Van Houten.

Nature of Operations - The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 and is licensed as a broker/dealer under the laws of the State of Georgia. The company is engaged in the business of real estate syndication and providing investment advisory services and products to the public.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents.

Income Taxes - The Company has recorded no deferred income tax expense or benefit because it has elected to be treated as an S Corporation for income tax purposes. Any tax liabilities incurred or credits generated are attributable to the stockholders in accordance with federal and state income tax laws.

NOTE B - RELATED PARTY TRANSACTIONS

During the periods ended December 31, 2007 and 2006, the Company paid its sole shareholder the following amounts:

	2007	2006
Commissions	$ 0	$ 2,600
Due Diligence	33,000	72,168
Legal Fees	7,500	0
Rents	6,000	6,000
Total	$46,500	$80,768

In addition, during the periods ended December 31, 2007 and 2006, the Company received Due Diligence fees from the following companies, in which its sole shareholder is an equity owner:

	2007	2006
Valias Equity Fund I, LLC	$ 0	$ 75,000
I-20 East Properties, LTD	15,000	10,000
Peachtree Suwanee Properties, LTD	20,000	7,500
Total	$ 35,000	$ 92,500

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital in excess of its $5,000 required net capital in accordance with Rule 15c3-1.

SCHEDULE I

RESORT SECURITIES AND INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

$ 32,886	Total Assets
-	Liabilities (Aggregate Indebtedness)
32,886	Net Capital
(255)	Non Allowable Assets
32,631	Net Capital
-	Haircuts
32,631	Net Capital
(5,000)	Minimum Net Capital
$ 27,631	Excess Net Capital

RECONCILIATION OF 12/31/2007 QUARTERLY FOCUS REPORT PART IIA TO AUDITED FINANCIAL STATEMENTS

12/31/2007 Net capital reported on focus report	$32,546
12/31/2007 Net capital reported on audited financial statements	$32,631
Difference due to accounts payable balance of $84 on the focus report which was inaccurate and was corrected on the audited financial statements. Additional $1 is due to rounding.	$85

RESORT SECURITIES AND INVESTMENTS, INC.
OTHER INFORMATION

AS OF DECEMBER 31, 2007

The following statements and computations are not applicable at December 31, 2007, and for the year then ended and, accordingly, are not included herein:

Computation for determination of the reserve requirements under Rule 15c3-3 of the SEC.

Information relating to the possession or control requirements under Rule 15c3-3 of the SEC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Independent Auditor's Report on Internal Control Required by Rule 17a-5

Board of Directors
Resort Securities and Investments, Inc.
State Bridge Office Park
4640 Valais Court, Suite 200
Alpharetta, GA 30022

In planning and performing our audit of the financial statements of **Resort Securities and Investments, Inc.** (the Company) for the years ended December 31, 2007 and December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recording of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors for the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company and does not effect our report thereon dated February 11, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

G. Patrick Green, C.P.A.
February 11, 2008



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